June 18, 2009

Mr. Nicholas D. Gerber
Chief Executive Officer
United States Short Oil Fund, LP
1320 Harbor Bay Parkway, Suite 145
Alameda, California 94502

> **Re: United States Short Oil Fund, LP**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 19, 2009**
> **File No. 333-152386**

Dear Mr. Gerber:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Offering

Performance of Related Public Funds, page 36

General

1. Please update the prior performance information as of a more recent date to the extent that such information is available.

Financial Statements and Notes

General

2. Please tell us how you have complied with the financial statements updating requirement in accordance with of Rule 3-12 of Regulation S-X.

United States Commodity Funds LLC

Financial Statements and Notes

Consolidated Statements of Financial Condition, page F-10

3. We note that you recognized $311,038 as expense waiver payable. Please explain to us, and disclose in future filings, the nature of this account.

Note 2 – Summary of Significant Accounting Policies, page F-15

Investments, page F-16

4. We note you have recognized an unrealized loss of $88,820 and $443,189 for the years ended December 31, 2008 and December 31, 2007, respectively. Tell us how you considered FSP 115-1 in determining impairment and evaluating whether the impairment is other than temporary. Also, tell us how you considered the disclosures required by the referenced accounting standard.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Nicholas D. Gerber
United States Short Oil Fund, LP
June 18, 2009
Page 3

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: James M. Cain, Esq.
     Sutherland Asbill & Brennan LLP
     (via facsimile)